

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2020

<u>Via E-mail</u>
Michael P. Smith
Chief Financial Officer
Zogenix, Inc.
5959 Horton Street, Suite 500
Emeryville, CA 94068

   Re: Zogenix, Inc.
     Form 10-Q for the Quarterly Period Ended September 30, 2019
     Exhibit No. 10.1 - Exclusive License Agreement by and between the Trustees of
     Columbia University and Modis Therapeutics, Inc. (as successor-in-interest to Meves
     Pharmaceuticals, LLC), dated September 26, 2016
     Filed November 7, 2019
     File No. 001-34962

Dear Mr. Smith:

  We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

        Sincerely,

        Division of Corporation Finance